UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701T 104

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 483,284
	8	SHARED VOTING POWER 56,882
	9	SOLE DISPOSITIVE POWER 483,284
	10	SHARED DISPOSITIVE POWER 56,882

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,564
	8	SHARED VOTING POWER 6,444
	9	SOLE DISPOSITIVE POWER 187,564
	10	SHARED DISPOSITIVE POWER 6,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,558
	8	SHARED VOTING POWER 181,843
	9	SOLE DISPOSITIVE POWER 158,558
	10	SHARED DISPOSITIVE POWER 181,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,481
	8	SHARED VOTING POWER 37,439
	9	SOLE DISPOSITIVE POWER 181,481
	10	SHARED DISPOSITIVE POWER 37,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.18%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,444
	8	SHARED VOTING POWER 2,340
	9	SOLE DISPOSITIVE POWER 6,444
	10	SHARED DISPOSITIVE POWER 2,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.93%
14	TYPE OF REPORTING PERSON* IN

Part II to Schedule 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the “Class A Common”) of Hamilton Beach Brands Holding Company (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership (“Rankin I”), that appeared in the Schedule 13D filed by the Reporting Persons on October 6, 2017 (the “Initial Filing”), as amended June 6, 2022 (the “Amendment No. 1” and, collectively with the Initial Filing and this Amendment No. 2, the “Filings”). This Amendment No. 2 reflects the beneficial ownership of shares of Class A Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 483,284 shares of Class A Common and shares the power to vote and dispose of 56,882 shares of Class A Common. Collectively, the 540,166 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.38% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 187,564 shares of Class A Common and shares the power to vote and dispose of 6,444 shares of Class A Common. Collectively, the 194,008 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 1.93% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 158,558 shares of Class A Common and shares the power to vote and dispose of 181,843 shares of Class A Common. Collectively, the 340,401 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 3.39% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 181,481 shares of Class A Common and shares the power to vote and dispose of 37,439 shares of Class A Common. Collectively, the 218,920 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 2.18% of the Class A Common outstanding as of December 31, 2022.

The statements under the heading Corbin K. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 6,444 shares of Class A Common and shares the power to vote and dispose of 187,564 shares of Class A Common. Collectively, 194,008 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 1.93% of the Class A Common outstanding as of December 31, 2022.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara Rankin Williams*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*

Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 9.